Condensed Consolidated Interim Financial Statements

Prepared by Management

First Quarter Report
Three Months Ended March 31, 2011 and 2010

ENDEAVOUR SILVER CORP.
CONDENSED CONSOLIDATED INTERIM STATEMENTS OF FINANCIAL POSITION
(Unaudited-Prepared by Management)
(expressed in thousands of US dollars)

		March 31,	December 31,	January 1,
		2011	2010	2010
	Notes		(Note 16)	(Note 16)
ASSETS
Current assets
Cash and cash equivalents		$67,873	$68,037	$26,702
Short term investments		33,638	20,009	-
Available for sale investments	3	4,020	3,632	4,521
Accounts receivable and prepaids	4	15,345	10,299	7,467
Inventories	5	15,270	12,883	6,032
Due from related parties	6	253	218	243
Total current assets		136,399	115,078	44,965
Long term deposits		778	778	1,153
Mineral property, plant and equipment	7	73,371	71,241	55,425
Total assets		$210,548	$187,097	$101,543

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities
Accounts payable and accrued liabilities		$8,293	$9,464	$5,230
Current portion of promissory note		-	231	231
Accrued interest on convertible debentures	8	-	-	254
Income taxes payable		6,589	3,260	545
Total current liabilities		14,882	12,955	6,260

Promissory note		-	56	248
Provision for reclamation and rehabilitation		2,532	2,524	2,018
Deferred income tax liability		15,078	13,323	7,945
Liability portion of convertible debentures	8	-	-	3,666
Derivative liabilities	10	41,434	29,348	29,749
Total liabilities		73,926	58,206	49,886

Shareholders' equity
Common shares, unlimited shares authorized, no par value, issued
and outstanding 82,295,131 shares (2010 - 80,720,420 shares)		214,358	205,862	109,413
Contributed surplus		6,155	7,793	7,319
Accumulated comprehensive income		1,832	1,444	537
Deficit		(85,723)	(86,208)	(65,612)
Total shareholders' equity		136,622	128,891	$51,657
Total liabilities and shareholders' equity		$210,548	$187,097	$101,543

The accompanying notes are an integral part of the condensed interim consolidated financial statements.

Endeavour Silver Corp.	Page - 2 -

ENDEAVOUR SILVER CORP.
CONDENSED CONSOLIDATED INTERIM STATEMENTS OF COMPREHENSIVE INCOME
(Unaudited- Prepared by Management)
(expressed in thousands of US dollars, except for shares and per share amounts)

		Three Months Ended
		March 31,	March 31,
	Notes	2011	2010

Revenue		$35,352	$18,252

Cost of sales:
Direct production costs		10,359	8,938
Royalties		445	228
Stock-based compensation		35	55
Amortization and depletion		3,943	3,139
		14,782	12,360
Mine operating earnings		20,570	5,892
Expenses:
Exploration	11	1,133	906
General and administrative	12	2,245	1,747
		3,378	2,653
Operating earnings		17,192	3,239
Mark-to-market (gain) loss on derivative liabilities	10	13,965	(5,607)
Finance costs	13	12	1,149
Other income (expense):
Foreign exchange		1,687	649
Investment and other income		236	74
		1,923	723

Earnings before income taxes		5,138	8,420
Income tax expense:
Current income tax expense		3,331	359
Deferred income tax expense		1,322	1,339
		4,653	1,698

Net earnings for the period		485	6,722

Other comprehensive income, net of tax
Net change in fair value of available for sale investments	3	388	543
Comprehensive income for the period		873	7,265

Basic earnings per share based on net earnings		$0.01	$0.11
Diluted earnings per share based on net earnings	9(d)	$0.01	$0.03

Basic weighted average number of shares outstanding		81,251,910	61,156,943
Diluted weighted average number of shares outstanding	9(d)	83,491,553	67,938,453

The accompanying notes are an integral part of the condensed interim consolidated financial statements.

Endeavour Silver Corp.	Page - 3 -

ENDEAVOUR SILVER CORP.
CONDENSED CONSOLIDATED INTERIM STATEMENTS OF CHANGES IN EQUITY
(Unaudited – Prepared by Management)
(expressed in thousands of U.S. dollars, except share amounts)

					Accumulated
					other
		Number of	Share	Contributed	comprehensive		Total
	Note	shares	Capital	Surplus	income (loss)	Deficit	Equity
January 1, 2010		60,626,203	$109,413	$7,319	$537	$(65,612)	$51,657
Exercise of options	9 (b)	366,500	1,443	(560)			883
Exercise of warrants	9 (c), 10 (a)	54,752	161	(43)			118
Exercise of convertible debentures	8, 10 (b)	515,784	1,686				1,686
Issued through stock bonus plan		29,000	109				109
Issued on acquisition of mineral properties		71,428	240				240
Share appreciation rights		41,789	197	(197)			-
Stock based compensation	9 (b)			647			647
Unrealized gain (loss) on available for sale assets					543		543
Expiry and forfeiture of options				(81)		81	-
Earnings for the three months						6,722	6,722
March 31, 2010		61,705,456	113,249	7,085	1,080	(58,809)	62,605

Issued on public offering		8,710,000	49,310	-			49,310
Exercise of options	9 (b)	1,396,000	5,637	(2,460)			3,177
Exercise of warrants	9 (c), 10 (a)	2,088,009	13,724	(313)			13,411
Exercise of convertible debentures	8, 10 (b)	6,142,598	21,405	-			21,405
Issued through stock bonus plan		12,500	84	-			84
Issued on acquisition of mineral properties		570,776	2,118	-			2,118
Share appreciation rights		95,081	335	(335)			-
Stock based compensation				3,882			3,882
Unrealized gain (loss) on available for sale assets					559		559
Realized gain (loss) on available for sale assets					(195)		(195)
Expiry and forfeiture of options				(66)	-	66	-
Loss for the nine months		-	-			(27,465)	(27,465)
December 31, 2010		80,720,420	205,862	7,793	1,444	(86,208)	128,891

Exercise of options	9 (b)	1,092,000	4,756	(1,636)			3,120
Exercise of warrants	9 (c), 10 (a)	554,351	3,601	(206)			3,395
Issued through stock bonus plan		(1,000)	(7)				(7)
Cancelled escrow shares	9 (a)	(93,750)					-
Share appreciation rights		23,110	146	(146)			-
Stock based compensation	9 (b)			350			350
Unrealized gain (loss) on available for sale assets					388		388
Earnings for the three months						485	485
March 31, 2011		82,295,131	$214,358	$6,155	$1,832	$(85,723)	$136,622

Endeavour Silver Corp.	Page - 4 -

ENDEAVOUR SILVER CORP.
CONDENSED CONSOLIDATED INTERIM STATEMENTS OF CASH FLOWS
(Unaudited – Prepared by Management)
(expressed in thousands of U.S. dollars, except share amounts)

		Three Months Ended
		March 31	March 31
	Notes	2011	2010

Operating activities
Net earnings for the period		$485	$6,722
Items not affecting cash:
Stock-based compensation	9	343	647
Depreciation and depletion		3,981	3,181
Deferred income tax provision		1,322	1,350
Unrealized foreign exchange gain		(1,120)	(87)
Mark to market loss (gain) on derivative liability	10	13,965	(5,607)
Loss on conversion of convertible debentures	8	-	428
Finance costs	13	8	709
Taxes paid		421	150
Net changes in non-cash working capital	14	(4,765)	(4,940)
Cash from (used for) operations		14,640	2,553

Investing activites
Property, plant and equipment expenditures		(7,364)	(5,778)
Investment in short term investments		(13,629)	(1,021)
Cash used in investing activities		(20,993)	(6,799)

Financing activities
Common shares issued, net of issuance costs	9	4,635	883
Interest paid	13	-	(324)
Cash from financing activites		4,635	559

Effect of exchange rate change on cash and cash equivalents		1,554	530
Increase (decrease) in cash and cash equivalents		(1,718)	(3,687)
Cash and cash equivalents, beginning of period		68,037	26,702
Cash and cash equivalents, end of period		$67,873	$23,545

See note 14 for supplementary cash flow information.

Endeavour Silver Corp.	Page - 5 -

ENDEAVOUR SILVER CORP.
Notes to the Condensed Consolidated Interim Financial Statements
Three Months ended March 31, 2011 and 2010
(Unaudited – Prepared by Management)
(expressed in thousands of US dollars, unless otherwise stated)

1.	BASIS OF PRESENTATION AND FIRST TIME ADOPTION OF INTERNATIONAL FINANCIAL REPORTING STANDARDS

In 2010, the Canadian Institute of Chartered Accountants Handbook was revised to incorporate International Financial Reporting Standards (“IFRS”) and require publicly accountable enterprises to apply such standards effective for years beginning on or after January 1, 2011. Accordingly, we have commenced reporting on this basis in these condensed consolidated interim financial statements.

These condensed interim consolidated financial statements have been prepared in accordance with IFRS applicable to the preparation of interim financial statements, including International Accounting Standard (“IAS”) 34, Interim Financial Reporting and IFRS 1, First-Time Adoption of International Financial Reporting Standard. Subject to certain transition elections disclosed in Note 16, we have consistently applied the same accounting policies in our opening IFRS balance sheet as at January 1, 2010 and throughout all periods presented, as if the policies had always been in effect. Note 16 discloses the impact of the transition from Canadian Generally Accepted Accounting Principles to IFRS on our reported financial position, operating earnings and cash flows, including the nature and effect of significant changes in accounting policies from those used in our consolidated financial statements for year ended December 31, 2010. IFRS 1, which governs the first-time adoption of IFRS, generally requires accounting policies to be applied retrospectively to determine the opening balance sheet on our transition date of January 1, 2010 and allows certain exemptions on transition to IFRS. The elections adopted by the Company and have been disclosed in Note 16.

The policies applied in these condensed consolidated financial statements are presented in Note 2 and are based on IFRS issued and outstanding as of May 3, 2011, the date the Board of Directors approved the financial statements. Any subsequent changes to IFRS that are given effect in our annual consolidated financial statements for the year ended December 31, 2011 could result in restatement of these condensed consolidated interim financial statements. None of these standards are expected to have a significant effect on the consolidated financial statements.

These condensed interim consolidated financial statements are presented in the Company’s functional currency of US dollars including the accounts of the Company and its subsidiaries. All significant intercompany transactions and balances have been eliminated.

2.	SIGNIFICANT ACCOUNTING POLICIES

	(a)	Currency Translation

The functional and reporting currency for the Company and its subsidiaries is the United States dollar. Transactions in currencies other than an entity’s functional currency are recorded at the rates of exchange prevailing on dates of transactions. Monetary assets and liabilities that are denominated in foreign currencies are translated at the rates prevailing at each reporting date. Non-monetary assets and liabilities denominated in foreign currencies that are measured at fair value are retranslated to the functional currency at the exchange rate at the date the fair value was determined. Non-monetary items that are measured in terms of historical costs in a foreign currency are not re- translated. Foreign currency translation differences are recognized in profit or loss, except for differences on the re- translation of non -monetary available-for-sale instruments which are recognized in other comprehensive income.

	(b)	Use of estimates

The preparation of financial statements in conformity with IFRS requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Significant areas requiring the use of management judgement relate to the determination of mineralized reserves, plant and equipment lives, estimating the fair values of financial instruments and derivatives, estimating the fair value of convertible debentures components, impairment of long-lived assets, reclamation and rehabilitation provisions, valuation allowances for future income tax assets, and assumptions used in determining the fair value of non-cash stock-based compensation. Actual results could differ materially from those estimates.

	(c)	Financial instruments

Financial assets and financial liabilities, including derivatives, are measured at fair value on initial recognition and recorded on the balance sheet. Measurement in subsequent periods depends on whether the financial instrument has been classified as held-for-trading, available-for-sale, held -to-maturity, loans and receivables or other financial liabilities.

Endeavour Silver Corp.	Page - 6 -

ENDEAVOUR SILVER CORP.
Notes to the Condensed Consolidated Interim Financial Statements
Three Months ended March 31, 2011 and 2010
(Unaudited – Prepared by Management)
(expressed in thousands of US dollars, unless otherwise stated)

Financial assets and liabilities held for trading are measured at fair value with changes in those fair values recognized in net earnings . Financial assets and financial liabilities considered held-to -maturity, loans and receivables, and other financial liabilities are measured at amortized cost using the effective interest method. Available-for-sale financial assets are measured at fair value with unrealized gains and losses recognized in other comprehensive income. Derivative instruments, including embedded derivatives, are recorded on the balance sheet at fair value. Changes in the fair values of derivative instruments are recognized in net earnings.

(d)	Fair value of financial instruments

The fair values of the Company’s cash and cash equivalents, receivables, and accounts payable and accrued liabilities approximate their carrying values due to their short terms to maturity. Short term investments, marketable securities and Notes are recorded at fair value with unrealized gains and losses at the reporting date recognized in comprehensive income unless unrealized losses are indicative of other than temporary impairments in value.

(e)	Cash and cash equivalents
Cash and cash equivalents consist of deposits in banks and highly liquid investments with an original maturity at the date of the purchase of ninety days or are readily convertible into cash.

(f)	Marketable securities

Marketable securities include investments in shares of companies and other investments capable of reasonably prompt liquidation. Share investments are classified as available-for-sale and carried at fair value with unrealized gains and losses at the reporting date recognized in comprehensive income.

(g)	Inventories

Product inventories are valued at the lower of average production cost and net realizable value. Work-in-process inventories, including ore stockpiles are valued at the lower of average production cost and net realizable value, after an allowance for further processing costs. Finished goods inventory characterized as Dore bars or concentrate is valued at the lower of average production costs and net realizable value. Materials and supplies are valued at the lower of cost and replacement cost. Similar inventories within the consolidated group are measured using the same method, and the reversal of previous write-downs to net realizable value is required when there is a subsequent increase in the value of inventories.

(h)	Mineral properties, plant and equipment

Property, plant and equipment are stated at cost less accumulated depreciation and accumulated impairment losses. The cost of mineral properties, plant or equipment items consists of the purchase price, any costs directly attributable to bringing the asset to the location and condition necessary for its intended use and an initial estimate of the costs of dismantling and removing the item and restoring the site on which is located. Mineral properties include direct costs of acquiring properties (including option payments) and costs incurred directly in the development of properties once the technical and commercial feasibility has been established. Exploration expenditures where commercial feasibility has not been established on the property are expensed.

Where an item of plant and equipment comprises major components with different useful lives; the components are accounted for as separate items of plant and equipment.

Plant and equipment are recorded at cost and amortized using the straight-line method at rates varying from 10% to 30% annually. The accumulated costs of mineral properties that are developed to the stage of commercial production are amortized using the units of production basis using proven and probable reserves (as defined by National Instrument 43-101).

The Company conducts an annual assessment of the residual balances, useful lives and depreciation methods being used for property, plant and equipment and any changes arising from the assessment are applied by the Company prospectively.

(i)	Impairment

The Company’s tangible are reviewed for an indication of impairment at each statement of financial position date. If indication of impairment exists, the asset’s recoverable amount is estimated. An impairment loss is recognized when the carrying amount of an asset, or its cash-generating unit, exceeds its recoverable amount. A cash-generating unit is the smallest identifiable group of assets that generates cash inflows that are largely independent of the cash inflows from other assets or groups of assets. Impairment losses are recognized in profit and loss for the period.

Endeavour Silver Corp.	Page - 7 -

ENDEAVOUR SILVER CORP.
Notes to the Condensed Consolidated Interim Financial Statements
Three Months ended March 31, 2011 and 2010
(Unaudited – Prepared by Management)
(expressed in thousands of US dollars, unless otherwise stated)

The recoverable amount is the greater of the asset’s fair value less costs to sell and value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. For an asset that does not generate largely independent cash inflows, the recoverable amount is determined for the cash-generating unit to which the asset belongs.

An impairment loss is reversed if there is an indication that there has been a change in the estimates used to determine the recoverable amount. An impairment loss is reversed only to the extent that the asset’s carrying amount does not exceed the carrying amount that would have been determined, net of depreciation or amortization, if no impairment loss had been recognized. An impairment loss with respect to goodwill is never reversed.

Management periodically reviews the carrying value of its mineral properties with internal and external mining related professionals. A decision to abandon, reduce or expand a specific project is based upon many factors including general and specific assessments of reserves, anticipated future prices, anticipated future costs of exploring, developing and operating a producing mine, expiration term and ongoing expense of maintaining leased mineral properties and the general likelihood that the Company will continue exploration. The Company does not set a pre-determined holding period for properties with unproven reserves. However, properties which have not demonstrated suitable mineral concentrations at the conclusion of each phase of an exploration program are re-evaluated to determine if future exploration is warranted and their carrying values are appropriate.

If any area of interest is abandoned or it is determined that its carrying value cannot be supported by future production or sale, the related costs are charged against operations in the period of abandonment or determination that the carrying value exceeds its fair value. The amounts recorded as mineral properties represent costs incurred to date and do not necessarily reflect present or future values.

(j)	Reclamation and rehabilitation obligations

The Company recognizes provisions for statutory, contractual, constructive or legal obligations associated with the decommissioning and reclamation of mineral property, plant and equipment, when those obligations result from the acquisition, construction, development or normal operation of the assets. A liability is recognized at the time environmental disturbance occurs and the resulting costs are capitalized to the corresponding asset. The provision for reclamation and rehabilitation obligations is estimated using expected cash flows based on engineering and environmental reports prepared by third-party industry specialists and is discounted at a pre-tax rate specific to the liability. The capitalized amount is amortized on the same basis as the related asset. The liability is adjusted for the accretion of the discounted obligation and any changes in the amount or timing of the underlying future cash flows.

In subsequent periods, the liability is adjusted for any changes in the amount or timing of the estimated future cash costs and for the accretion of discounted underlying future cash flows. The unwinding of the effect of discounting the provision is recorded as a finance cost in the income statement.

(k)	Revenue recognition

Mineral revenue, based upon prevailing metal prices, is recognized upon delivery when title and risk of ownership of metals or metal bearing concentrate passes to the buyer and when collection is reasonably assured. Revenue is subject to adjustment upon final settlement of metal prices, weights and assays. Historically any such adjustments have been insignificant.

(l)	Stock based payments

The Company has a share option plan which is described in Note 9(b). The Company records all stock-based compensation for options using the fair value method with graded vesting . Under the fair value method, stock-based payments are measured at the fair value of the consideration received or the fair value of the equity instruments issued or liabilities incurred, whichever is more reliably measurable, and are charged over the vesting period. The amount recognized as an expense is adjusted to reflect the actual number of share options for which the related service and vesting conditions are met. The offset is credited to contributed surplus. Consideration received on the exercise of stock options is recorded as share capital and the related contributed surplus is transferred to share capital. For those options that expire or are forfeited after vesting, the amount previously recorded in contributed surplus is transferred to retained deficit.

Endeavour Silver Corp.	Page - 8 -

ENDEAVOUR SILVER CORP.
Notes to the Condensed Consolidated Interim Financial Statements
Three Months ended March 31, 2011 and 2010
(Unaudited – Prepared by Management)
(expressed in thousands of US dollars, unless otherwise stated)

(m)	Income taxes

The Company follows the asset and liability method of accounting for income taxes. Under this method, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases, and losses carried forward. Deferred tax assets and liabilities are measured using substantively enacted or enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the substantive enactment date. Deferred tax assets are recognized to the extent that recovery is considered probable.

(n)	Earnings per share

Basic earnings per share is computed by dividing the loss available to common shareholders by the weighted average number of shares outstanding during the period. For all periods presented, profit available to common shareholders equals the reported profit. The Company uses the treasury stock method for calculating diluted earnings per share. Under the treasury stock method, the weighted average number of common shares outstanding used for the calculation of diluted earnings per share assumes that the proceeds to be received on the exercise of dilutive share options and warrants are used to repurchase common shares at the average market price during the year.

3.	AVAILABLE FOR SALE INVESTMENTS

	March 31	December 31	January 1
	2011	2010	2010
Notes receivable	$3,938	$3,551	$2,476

Investment in marketable securities, at cost	35	35	1,828
Unrealized gain on marketable securities	40	41	150
Unrealized foreign exchange gain	7	5	67
	$4,020	$3,632	$4,521

At March 31, 2011 the Company held Canadian dollar denominated restructured Asset Backed Commercial Paper Notes (the “Notes”) that were obtained in February 2009 from the restructuring of Canadian Asset Backed Commercial Paper (“ABCP”).

All Amounts Cdn $				Mar 31, 2011	Dec 31, 2010	Jan 1, 2010
Notes	Maturity Dates	Interest Rate	Face Amount	Market Value	Market Value	Market Value
MAV II Class A-1	July 15, 2056	BA - 0.5%	$3,219	$2,562	$2,334	$1,629
MAV II Class A-2	July 15, 2056	BA - 0.5%	1,093	784	705	525
MAV II Class B	July 15, 2056	BA - 0.5%	198	114	84	-
MAV II Class C	July 15, 2056	BA + 20.0%	140	37	15	-
IA Tracking Class 15		BA - 0.5%	464	441	413	322
			$5,114	$3,938	$3,551	$2,476

The Company has classified the Notes as Level 1 in the fair value hierarchy and as available for sale. Management has recorded the Notes at their estimated fair market value with the impact of fair value fluctuations and any related foreign exchange gains or losses recognized in other comprehensive income, unless such gains or losses are declines in value that are concluded to be other than temporary, in which case the declines will be charged to operations.

4.	ACCOUNTS RECEIVABLE AND PREPAIDS

	March 31	December 31	January 1
	2011	2010	2010

IVA receivables	$11,222	$7,895	$4,497
Income tax receivables	127	124	1,869
Other receivables	240	219	73
Prepaids and advances	3,756	2,061	1,028
	$15,345	$10,299	$7,467

Endeavour Silver Corp.	Page - 9 -

ENDEAVOUR SILVER CORP.
Notes to the Condensed Consolidated Interim Financial Statements
Three Months ended March 31, 2011 and 2010
(Unaudited – Prepared by Management)
(expressed in thousands of US dollars, unless otherwise stated)

5.	INVENTORIES

	March 31	December 31	January 1
	2011	2010	2010

Warehouse inventory	$3,725	$3,703	$2,446
Stockpile inventory (1)	8,131	6,492	1,380
Finished Goods inventory (2)	2,962	2,393	1,810
Work in process inventory	452	295	396
	$15,270	$12,883	$6,032

(1)	The Company has stockpiled 120,000 tonnes of mined ore as of March 31, 2011 (December 31, 2010 – 110,000 tonnes)
(2)

The Company held 141,944 silver ounces and 1,491 gold ounces as of March 31, 2011 (December 31, 2010 - 127,097 and 957, respectively). These ounces are carried at cost, however as at March 31, 2011, the quoted market value of the silver is $5,009 (December 31, 2010 - $3,893) and the quoted market value of the gold is $2,132 (December 31, 2010 - $1,346)

6.	RELATED PARTY TRANSACTIONS

The Company shares common administrative services and office space with related party companies and from time to time will incur third party costs on behalf of the related parties on a full cost recovery basis. The Company has a $135 receivable related to administration costs outstanding as of March 31, 2011 (December 31, 2010 – $104).

The Company has a $118 receivable related to 2008 property tax payments and the initial Rico Chico option payment outstanding as of March 31, 2011 (December 31, 2010 - $114).

The Company paid $49 for legal services to a legal firm with a common member of management (March 31, 2010 - $25). The Company has a $nil payable related to legal costs outstanding as of March 31, 2011 (December 31, 2010 - $39).

7.	MINERAL PROPERTY, PLANT AND EQUIPMENT

(a) Mineral property, plant and equipment comprise:

	March 31, 2011			December 31, 2010			January 1, 2010
		Accumulated	Net book		Accumulated	Net book	Net book
	Cost	amortization	value	Cost	amortization	value	value
Properties	$73,030	$33,543	$39,487	$68,357	$29,728	$38,629	$30,774
Plant	25,935	7,047	18,888	24,583	6,582	18,001	12,778
Machinery and equipment	15,981	3,736	12,245	15,278	3,347	11,931	9,366
Transportation	1,416	834	582	1,336	778	558	528
Buildings	2,228	588	1,640	2,175	539	1,636	1,502
Office equipment	1,168	639	529	1,078	592	486	477
	$119,758	$46,387	$73,371	$112,807	$41,566	$71,241	$55,425

As of March 31, 2011, the Company had $3,560 committed to capital equipment purchases for the second quarter of 2011.

Endeavour Silver Corp.	Page - 10 -

ENDEAVOUR SILVER CORP.
Notes to the Condensed Consolidated Interim Financial Statements
Three Months ended March 31, 2011 and 2010
(Unaudited – Prepared by Management)
(expressed in thousands of US dollars, unless otherwise stated)

8.	CONVERTIBLE DEBENTURES

In February 2009, the Company issued CAN $13,993 in 10% subordinated unsecured convertible redeemable debentures (the “Debentures”) maturing February 2014. The interest was 10% annually, paid quarterly in arrears. At any time, each Debenture was convertible by the holder into one unit consisting of one of the Company’s common shares and one half of a common share purchase warrant at an initial conversion rate of 526.3 units for each CAN $1,000 Debenture, representing an initial conversion price of CAN $1.90 per unit. Additional units would have become issuable following the occurrence of certain corporate acts or events. Each full share purchase warrant entitled the holder to purchase one common share at an exercise price of CAN $2.05 per share. Subsequent to August 26, 2010, each Debenture could be redeemed by the Company for cash, plus a redemption fee of 7%, provided the closing share price is greater than CAN $2.85 per share. In August 2010, the Company provided redemption notices to all debenture holders providing ten business days to convert all outstanding debentures, subsequently all outstanding debentures were converted. During the period of March 31, 2010, $428 loss was recorded on conversion of Debentures to units.

The convertible debentures underlying unit is denominated in a currency other than the Company’s functional currency and is therefore not considered to be indexed to the Company’s own stock. Therefore, the conversion feature was separated from the host contract and accounted for as a derivative instrument. The liability element was recognized at amortized cost. The derivative liability was accounted for at fair value with adjustments recognized through the operations statement. See note 10 for further detail on the derivative liability component.

Convertible debentures
Opening balance at January 1, 2010	$3,666
Opening accrued interest	254
Accretion expense	698
Interest accrued	(235)
Interest paid	(354)
Loss on conversion into common shares	428
Conversion into common shares	(761)
Foreign exchange (gain)/loss on revaluation	140
Closing balance as March 31, 2010	$3,836
Opening accrued interest	235
Accretion expense	934
Interest paid	(635)
Loss on conversion into common shares	5,091
Conversion into common shares	(9,459)
Foreign exchange (gain)/loss on revaluation	(2)
Closing balance as December 31, 2010	$-

Endeavour Silver Corp.	Page - 11 -

ENDEAVOUR SILVER CORP.
Notes to the Condensed Consolidated Interim Financial Statements
Three Months ended March 31, 2011 and 2010
(Unaudited – Prepared by Management)
(expressed in thousands of US dollars, unless otherwise stated)

9.	SHARE CAPITAL

(a)	During the period 93,750 common shares, which were held in escrow as of December 31, 2010 were cancelled.

(b)

Options to purchase common shares have been granted to directors, officers, employees and consultants pursuant to the current Company’s stock option plan approved by the Company’s shareholders in fiscal 2009 at exercise prices determined by reference to the market value on the date of the grant. The stock option plan allows for, with approval by the board, granting of options to its directors, officers, employees and consultants to acquire up to 10% of the issued and outstanding shares at any time.

The following table summarizes the status of the Company’s stock option plan and change during the period presented:

Expressed in Canadian dollars	Three Months Ended		Year Ended
	March 31, 2011		December 31, 2010
		Weighted		Weighted
		average		average
	Number	exercise	Number	exercise
	of Shares	price	of Shares	price

Outstanding, beginning of period	4,665,000	$3.17	5,187,700	$2.63
Granted	-	-	1,819,000	$3.73
Exercised (1)	(1,152,000)	$2.88	(2,120,700)	$2.39
Cancelled	(35,000)	$3.41	(221,000)	$2.49
Outstanding, end of period	3,478,000	$3.27	4,665,000	$3.17

Options exercisable at period-end	2,439,200	$3.06	3,575,200	$3.00

(1) 60,000 options priced with a weighted average price of $4.12 were cancelled in exchange for 23,011 share appreciation rights in the period ended March 31, 2011 (March 31, 2010 – nil).

The following tables summarize information about stock options outstanding at March 31, 2011:

	Expressed in Canadian dollars
	Options Outstanding			Options Exercisable
		Weighted
	Number	Average	Weighted	Number	Weighted
CAN $	Outstanding	Remaining	Average	Exercisable	Average
Price	as at	Contractual Life	Exercise	as at	Exercise
Intervals	Mar 31, 2011	(Number of Years)	Prices	Mar 31, 2011	Prices

$1.00 - $1.99	300,000	3.2	$1.87	300,000	$1.87
$2.00 - $2.99	590,000	6.0	$2.79	590,000	$2.79
$3.00 - $3.99	2,532,000	3.8	$3.50	1,549,200	$3.39
$4.00 - $4.99	16,000	4.6	$4.57	-	-
$5.00 - $5.99	40,000	4.6	$5.69	-	-
	3,478,000	3.3	$3.27	2,439,200	$3.06

During the period ended March 31, 2011, the Company recognized stock-based compensation expense of $350 (March 31, 2010 - $647) based on the fair value of the vested portion of options granted in prior periods.

Option pricing models require the input of highly subjective assumptions including the expected price volatility. Changes in the subjective input assumptions can materially affect the fair value estimate, and therefore the existing models do not necessarily provide a reliable single measure of the fair value of the Company’s stock options.

Endeavour Silver Corp.	Page - 12 -

ENDEAVOUR SILVER CORP.
Notes to the Condensed Consolidated Interim Financial Statements
Three Months ended March 31, 2011 and 2010
(Unaudited – Prepared by Management)
(expressed in thousands of US dollars, unless otherwise stated)

9.	SHARE CAPITAL (continued)

(c)	Warrants

Exercise		Oustanding at				Oustanding at March
Price	Expiry Dates	December 31, 2010	Issued	Exercised	Expired	31, 2011
CAN $
$1.90	February 25, 2014	532,500	-	-	-	532,500
$1.51	February 25, 2014	25,292	-	-	-	25,292
$1.90	February 26, 2014	462,142	-	(100,000)	-	362,142
$2.05	February 26, 2014	2,294,446	-	(78,945)	-	2,215,501
$3.60	October 7, 2011	2,941,150	-	(101,700)	-	2,839,450
$3.00	October 7, 2011	97,493	-	(92,288)	-	5,205
$3.60	October 26, 2011	489,117	-	(220,534)	-	268,583
		6,842,140	-	(593,467)	-	6,248,673

The warrants with an expiry date of February 26, 2014 consisting of agents warrants issued for placing debentures and warrants issued on conversion of debentures are eligible to be exercised “cashless” in which event no payment of the exercise price is required and the holder receives the number of shares based upon the intrinsic value of the warrants over the five day trading average prior to exercise. For the period ended March 31, 2011, 152,631 warrants (March 31, 2010 – 110,064) were elected by the holder to be exercised “cashless” resulting in 113,515 (March 31, 2010 – 54,752) cashless shares being issued.

(d)	Diluted earnings per share

		March 31	March 31
	Note	2011	2010
Basic earnings		$485	$6,722
Effect of dilutive securities:
Mark to market (gain) on warrant derivative liability	10	-	(825)
Mark to market (gain) on convertible debenture derivative liability	10	-	(4,782)
Accretion on convertible debenture	8	-	698
Loss on conversion of convertible debentures	8	-	428
Foreign exchange (gain)/loss on revaluation on convertible debentures	8	-	140
Diluted earnings		$485	$2,381

Effect of anti-dilutive derivative liabilities:
Mark to market loss on warrant derivative liability	10	13,965	-
Adjusted diluted earnings		$14,450	$2,381

	March 31	March 31
	2011	2010
Basic weighted average number of shares outstanding	81,251,910	61,156,943
Effect of dilutive securities:
Stock options	1,946,907	1,286,239
Share purchase warants	292,736	350,271
Share purchase warants with embedded derivative liabilities	-	818,799
Convertible debentures	-	4,326,201
Diluted weighted average number of share outstanding	83,491,553	67,938,453
Effect of anti-dilutive derivative liabilities:
Share purchase warants with embedded derivative liabilities	3,601,307	-
Adjusted diluted weighted average number of share outstanding	87,092,860	67,938,453

The effect of the outstanding share purchase warrants with embedded derivatives is anti-dilutive for the three months ended March 31, 2011.

Endeavour Silver Corp.	Page - 13 -

ENDEAVOUR SILVER CORP.
Notes to the Condensed Consolidated Interim Financial Statements
Three Months ended March 31, 2011 and 2010
(Unaudited – Prepared by Management)
(expressed in thousands of US dollars, unless otherwise stated)

10.	DERIVATIVE LIABILITIES

	Warrants (a)	Debentures (b)	Total
Balance at January 1, 2010	$7,823	$21,926	$29,749
Issuances of financial liability	634	-	634
Exercise of financial liability	(119)	(1,558)	(1,677)
Mark to market (gain)	(825)	(4,782)	(5,607)
Balance at March 31, 2010	7,513	15,586	23,099

Issuances of financial liability	6,882	-	6,882
Exercise of financial liability	(9,523)	(18,830)	(28,353)
Mark to market loss	24,476	3,244	27,720
Balance at December 31, 2010	29,348	-	29,348

Exercise of financial liability	(1,879)	-	(1,879)
Mark to market loss	13,965	-	13,965
Balance at March 31, 2011	$41,434	-	$41,434

(a)	Warrants

Equity offerings were completed in previous periods whereby warrants were issued with exercise prices denominated in Canadian dollars. As the warrants have an exercise price denominated in a currency which is different to the functional currency of the Company (U.S. dollar), the warrants are treated as a financial liability. The Company’s share purchase warrants are classified and accounted for as a financial liability at fair value with adjustments recognized through net earnings. The publicly traded warrants and warrants with similar characteristics are valued using the quoted market price as of March 31, 2011. For the non -publicly traded warrants, the Company uses Black-Scholes option pricing model to determine the fair value of the Canadian dollar denominated warrants.

	Period Ended	Year Ended
	Mar 31, 2011	Dec 31, 2010
Outstanding warrants valued using Black-Scholes	2,748,001	2,826,946
Weighted average fair value of warrants at period end	$8.16	$5.83
Risk-free interest rate	2.17%	1.92%
Expected dividend yield	0%	0%
Expected stock price volatility	80%	78%
Expected warrant life in years	2.9	3.1

Outstanding warrants valued using market quotes	3,108,033	3,430,267
Quoted market price at period end	$6.12	$3.75

(b)	Debentures

The convertible debentures underlying units are denominated in a currency other than the Company’s functional currency and is therefore not considered to be indexed to the Company’s own stock. Accordingly, the conversion feature was separated from the host contract and accounted for as a derivative instrument. The derivative conversion option was valued using a bi-nominal lattice model taking into account underlying unit factors such as conversion price, volatility, risk-free rates, the Company’s credit adjusted rates and dividend yield. On conversion of the debentures the liability amount was allocated to share capital and warrant derivative liability.

Endeavour Silver Corp.	Page - 14 -

ENDEAVOUR SILVER CORP.
Notes to the Condensed Consolidated Interim Financial Statements
Three Months ended March 31, 2011 and 2010
(Unaudited – Prepared by Management)
(expressed in thousands of US dollars, unless otherwise stated)

11.	EXPLORATION

	March 31	March 31
	2011	2010

Depreciation and depletion	$22	$28
Stock based compensation	40	57
Salaries, wages and benefits	361	232
Direct costs	710	589
	$1,133	$906

12.	GENERAL AND ADMINISTRATIVE

	March 31	March 31
	2011	2010

Depreciation and depletion	$16	$14
Stock based compensation	269	535
Salaries, wages and benefits	1,108	486
Direct costs	852	712
	$2,245	$1,747

13.	FINANCE COSTS

	March 31	March 31
	2011	2010

Accretion on convertible debenture	$-	$698
Loss on conversion of convertible debentures	-	428
Accretion on asset retirement obligation	8	11
Interest expense on promissory note	4	12
	$12	$1,149

Endeavour Silver Corp.	Page - 15 -

ENDEAVOUR SILVER CORP.
Notes to the Condensed Consolidated Interim Financial Statements
Three Months ended March 31, 2011 and 2010
(Unaudited – Prepared by Management)
(expressed in thousands of US dollars, unless otherwise stated)

14.	SUPPLEMENTAL DISCLOSURE WITH RESPECT TO CASH FLOWS

	Period Ended	Period Ended
	March 31	March 31
	2011	2010

Net changes in non-cash working capital
Accounts receivable and prepaids	$(5,046)	(3,465)
Inventories	(1,421)	(1,434)
Due from related parties	(35)	(71)
Accounts payable and accrued liabilities	(1,171)	494
Income tax provision	2,908	(464)
	$(4,765)	$(4,940)

Non-cash financing and investing activities:
Fair value of exercised options allocated to share capital	1,636	560
Fair value of shares issued under the share appreciation rights plan	146	197
Fair value of equity issued on acquisition of other mineral properties	-	240

Other cash disbursements:
Interest paid on convertible debenture	-	324
Interest paid on promissory note	4	11

Endeavour Silver Corp.	Page - 16 -

ENDEAVOUR SILVER CORP.
Notes to the Condensed Consolidated Interim Financial Statements
Three Months ended March 31, 2011 and 2010
(Unaudited – Prepared by Management)
(expressed in thousands of US dollars, unless otherwise stated)

15.	SEGMENT DISCLOSURES

The Company has corporate/exploration and mining segments. Guanacevi and Guanajuato operations are disclosed below as separate operating segments.

	March 31, 2011
	Corporate	Exploration	Guanacevi	Guanajuato	Total

Cash and cash equivalents	$66,296	$-	$1,405	$172	$67,873
Short term investments	33,638	-	-	-	33,638
Available for sale investments	4,020	-	-	-	4,020
Accounts receivables and prepaids	1,427	227	10,783	2,908	15,345
Inventories	-	-	11,905	3,365	15,270
Due from related parties	253	-	-	-	253
Long term deposits	-	235	406	137	778
Mineral property, plant and equipment	72	852	56,671	15,776	73,371
Total assets	105,706	1,314	81,170	22,358	210,548

	Three Month Ended March 31, 2011
Silver revenue	$-	$-	$21,714	$7,367	$29,081
Gold revenue	-	-	2,314	3,957	6,271
Total revenue	-	-	24,028	11,324	35,352

Salaries, wages and benefits
mining	-	-	1,016	527	1,543
processing	-	-	462	163	625
administrative	-	-	575	368	943
Direct costs	-	-
mining	-	-	3,012	490	3,502
processing	-	-	2,016	777	2,793
administrative	-	-	507	446	953
Total direct production costs	-	-	7,588	2,771	10,359

Royalties	-	-	445	-	445
Depreciation and depletion	-	-	2,306	1,637	3,943
Stock based compensation	-	-	7	28	35
Total cost of sales	-	-	10,346	4,436	14,782

Earnings (loss) before taxes	$(14,505)	$(927)	$13,682	$6,888	$5,138

Endeavour Silver Corp.	Page - 17 -

ENDEAVOUR SILVER CORP.
Notes to the Condensed Consolidated Interim Financial Statements
Three Months ended March 31, 2011 and 2010
(Unaudited – Prepared by Management)
(expressed in thousands of US dollars, unless otherwise stated)

15.	SEGMENT DISCLOSURES

The Company has corporate/exploration and mining segments. Guanacevi and Guanajuato operations are disclosed below as separate operating segments.

	December 31, 2010
	Corporate	Exploration	Guanacevi	Guanajuato	Total

Cash and cash equivalents	$56,964	$-	$10,918	$155	$68,037
Short term investments	20,009	-	-	-	20,009
Available for sale investments	3,632	-	-	-	3,632
Accounts receivables and prepaids	1,352	188	5,284	3,475	10,299
Inventories	-	-	10,521	2,362	12,883
Due from related parties	218	-	-	-	218
Long term deposits	-	235	406	137	778
Mineral property, plant and equipment	54	702	56,674	13,811	71,241
Total assets	82,229	1,125	83,803	19,940	187,097

		Three Month Ended March 31, 2010
Silver revenue	$-	$-	$9,810	$3,522	$13,332
Gold revenue	-	-	1,556	3,364	4,920
Total revenue	-	-	11,366	6,886	18,252

Salaries, wages and benefits
mining	-	-	871	697	1,568
processing	-	-	478	173	651
administrative	-	-	476	336	812
Direct costs
mining	-	-	2,212	609	2,821
processing	-	-	1,706	721	2,427
administrative	-	-	191	468	659
Total direct production costs	-	-	5,934	3,004	8,938

Royalties	-	-	228	-	228
Depreciation and depletion	-	-	1,784	1,355	3,139
Stock based compensation	-	-	39	16	55
Total cost of sales	-	-	7,985	4,375	12,360

Earnings (loss) before taxes	$3,434	$(906)	$3,409	$2,511	$8,448

Endeavour Silver Corp.	Page - 18 -

ENDEAVOUR SILVER CORP.
Notes to the Condensed Consolidated Interim Financial Statements
Three Months ended March 31, 2011 and 2010
(Unaudited – Prepared by Management)
(expressed in thousands of US dollars, unless otherwise stated)

16.	TRANSITION TO INTERNATIONAL FINANCIAL REPORTING STANDARDS

As stated in Note 2, these are the Company’s first condensed consolidated interim financial statements for the period covered by the first annual consolidated financial statements prepared in accordance with IFRS. An explanation of how the transition from previous Canadian GAAP to IFRS has affected the Company’s financial position and comprehensive loss is set out in this note.

The accounting policies set out in Note 2 have been applied in preparing the financial statements for the period ended March 31, 2011, the comparative information presented in these financial statements for the period ended March 31, 2010 and in the preparation of an opening IFRS Balance Sheet at January 1, 2010 (the Company’s date of transition).

FIRST TIME ADOPTION OF IFRS

The Company has adopted IFRS on January 1, 2011 with a transition date of January 1, 2010. Under IFRS 1 First time adoption of International Financial Reporting Standards (IFRS 1), the IFRS standards are applied retrospectively at the transition date with all adjustments to assets and liabilities as stated under GAAP taken to deficit, with IFRS 1 providing for certain optional and mandatory exemptions to this principle.

The Company has elected to apply the following optional exemptions

Share-based payment transactions
IFRS 1 allows that full retrospective application may be avoided for certain share-based instruments depending on the grant date, vesting terms and settlement of any real liabilities. A first-time adopter can elect to not apply IFRS 2 to share-based payments granted after November 7, 2002 that vested before the later of (a) the date of transition to IFRS and (b) January 1, 2005. The Company has elected this exemption and will apply IFRS 2 to only unvested stock options as at January 1, 2010 being the transition date.

Business Combinations
IFRS 1 allows that a first-time adopter may elect not to apply IFRS 3 Business Combinations (IFRS 3) retrospectively to business combinations prior to the date of transition avoiding the requirement to restate prior business combinations. The Company has elected to apply IFRS 3 to business combinations that occur on or after January 1, 2010.

Decommissioning Liabilities
IFRS requires specified changes in a decommissioning or similar liability to be added or deducted from the cost of the asset to which it relates. The adjusted depreciable amount is then depreciated prospectively over its remaining useful life. IFRS 1 allows a first time adopter to not comply fully with these accounting requirements for changes in such liabilities that occurred before the date of transition and instead apply a simplified method which is set out in IFRS 1. The Company has elected this exemption.

Cumulative translation differences
IFRS 1 allows that a first-time adopter may elect to deem all cumulative translation differences to be zero at the date of transition. The Company has elected this exemption and as such the cumulative translation amount of $212,000 previously included in other comprehensive income has been reallocated to deficit.

Borrowing Costs
Borrowing costs related to the acquisition, construction or production of qualifying assets must be capitalized under IAS 23(R). This is effective for fiscal years beginning on or after January 1, 2009, with earlier application permitted. IFRS 1 allows the effective date to be the date of transition to IFRS rather than January 1, 2009. The Company has elected this exemption and as such there is no difference between Canadian GAAP and IFRS on transition.

Fair value as deemed cost
The Company may elect among two options when measuring the value of its assets under IFRS. It may elect, on an asset by asset basis, to use either historical cost as measured under retrospective application of IFRS or fair value of an assets at the opening balance sheet date. The Company has elected to use historical cost for its assets.

Endeavour Silver Corp.	Page - 19 -

ENDEAVOUR SILVER CORP.
Notes to the Condensed Consolidated Interim Financial Statements
Three Months ended March 31, 2011 and 2010
(Unaudited – Prepared by Management)
(expressed in thousands of US dollars, unless otherwise stated)

Reconciliation to previously reported financial statements

A reconciliation of the above noted changes is included in these following Consolidated Statements of Financial Position and Consolidated Statements of Operations and Comprehensive Income for the dates noted below. The effects of transition from GAAP to IFRS on the cash flow are not material; therefore a reconciliation of cash flows has not been presented.

Transitional Consolidated Statement of Financial Position Reconciliation – January 1, 2010.
Consolidated Interim Statement of Financial Position Reconciliation - March 31, 2010.
Consolidated Interim Statement of Operations and Comprehensive Income Reconciliation – March 31, 2010.
Consolidated Statement of Financial Position Reconciliation – December 31, 2010.
Consolidated Statement of Operations and Comprehensive Income Reconciliation – December 31, 2010.

Endeavour Silver Corp.	Page - 20 -

ENDEAVOUR SILVER CORP.
Notes to the Condensed Consolidated Interim Financial Statements
Three Months ended March 31, 2011 and 2010
(Unaudited – Prepared by Management)
(expressed in thousands of US dollars, unless otherwise stated)

The January 1, 2010 Canadian GAAP consolidated statement of financial position has been reconciled to IFRS as follows:

		January 1,	Effect of	January 1,
	Ref	2010	Transition to IFRS	2010
		CAN GAAP		IFRS
ASSETS
Current assets
Cash and cash equivalents		$26,702	$-	$26,702
Available for sale investments		4,521		4,521
Accounts receivable and prepaids		7,467		7,467
Inventories	e)	6,100	(68)	6,032
Due from related parties		243		243
Total current assets		45,033	(68)	44,965
Long term deposits		1,153		1,153
Long term investments		-		-
Redemption call option on covertible debentures	f)	2,693	(2,693)	-
Mineral property, plant and equipment	b) e)	57,002	(1,577)	55,425
Total assets		$105,881	$(4,338)	$101,543

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities
Accounts payable and accrued liabilities		$5,230	$-	$5,230
Current portion of promissory note		231		231
Accrued interest on convertible debentures		254		254
Income taxes payable		545		545
Total current liabilities		6,260	-	6,260

Promissory note		248		248
Provision for reclamation and rehabilitation	b)	1,740	278	2,018
Future income tax liability	e)	8,103	(158)	7,945
Liability portion of convertible debentures	f)	8,149	(4,483)	3,666
Convertible debenture derivative liability	f)	-	21,926	21,926
Warrant Derivative Liability	d)	-	7,823	7,823
Total liabilities		24,500	25,386	49,886

Shareholders' equity
Common shares, unlimited shares authorized, no par value, issued
and outstanding 60,626,203	d) f)	112,173	(2,760)	109,413
Equity portion of convertible debentures	f)	2,164	(2,164)	-
Contributed surplus	a)	12,948	(5,629)	7,319
Accumulated comprehensive income	c)	749	(212)	537
Deficit		(46,653)	(18,959)	(65,612)
Total shareholders' equity		81,381	(29,724)	51,657
		$105,881	$(4,338)	$101,543

Endeavour Silver Corp.	Page - 21 -

ENDEAVOUR SILVER CORP.
Notes to the Condensed Consolidated Interim Financial Statements
Three Months ended March 31, 2011 and 2010
(Unaudited – Prepared by Management)
(expressed in thousands of US dollars, unless otherwise stated)

The March 31, 2010 Canadian GAAP consolidated interim statement of financial position has been reconciled to IFRS as follows:

		March 31,	Effect of	March 31,
	Ref	2010	Transition to IFRS	2010
		CAN GAAP		IFRS
ASSETS
Current assets
Cash and cash equivalents		$23,545	$-	$23,545
Available for sale investments		6,085		6,085
Accounts receivable and prepaids		10,932		10,932
Inventories	e)	7,659	(42)	7,617
Due from related parties		314		314
Total current assets		48,535	(42)	48,493
Long term deposits		1,153		1,153
Redemption call option on covertible debentures	f)	2,660	(2,660)	-
Mineral property, plant and equipment	b) e)	59,630	(1,519)	58,111
Total assets		$111,978	$(4,221)	$107,757

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities
Accounts payable and accrued liabilities		$5,680	$-	$5,680
Current portion of promissory note		231		231
Accrued interest on convertible debentures		235		235
Income taxes payable		231		231
Total current liabilities		6,377	-	6,377

Promissory note		202		202
Provision for reclamation and rehabilitatioin	b)	1,776	253	2,029
Future income tax liability	e)	9,777	(168)	9,609
Liability portion of convertible debentures	f)	7,880	(4,044)	3,836
Convertible debenture derivative liability	f)	-	15,586	15,586
Warrant Derivative Liability	d)	-	7,513	7,513
Total liabilities		26,012	19,140	45,152

Shareholders' equity
Common shares, unlimited shares authorized, no par value, issued
and outstanding 61,705,456	d) f)	114,811	(1,562)	113,249
Equity portion of convertible debentures	f)	1,997	(1,997)	-
Contributed surplus	a)	12,799	(5,714)	7,085
Accumulated comprehensive income	c)	1,292	(212)	1,080
Deficit		(44,933)	(13,876)	(58,809)
Total shareholders' equity		85,966	(23,361)	62,605
		$111,978	$(4,221)	$107,757

Endeavour Silver Corp.	Page - 22 -

ENDEAVOUR SILVER CORP.
Notes to the Condensed Consolidated Interim Financial Statements
Three Months ended March 31, 2011 and 2010
(Unaudited – Prepared by Management)
(expressed in thousands of US dollars, unless otherwise stated)

The Canadian GAAP consolidated interim statement of operations and comprehensive income for the three months ended March 31, 2010 has been reconciled to IFRS as follows:

		March 31,	Effect of	March 31,
	Ref	2010	Transition to IFRS	2010
		CAN GAAP		IFRS

Revenue		$18,252		$18,252

Cost of sales:
Direct Costs	g)	9,166	(228)	8,938
Royalties	g)	-	228	228
Stock-based compensation	g)	-	55	55
Amortization and depletion	b) e) g)	3,301	(162)	3,139
		12,467	(107)	12,360

Mine operating earnings		5,785	107	5,892

Expenses:
Exploration	g)	821	85	906
General and administrative	g)	1,210	537	1,747
		2,031	622	2,653

Income from operations		3,754	(515)	3,239

Mark-to-market gain (loss) on derivative liabilities	d) f)	-	5,607	5,607
Finance costs	f) g)	-	1,149	1,149

Other income (expense):
Mark-to-market gain on redemption call option	f)	175	(175)	-
Accretion of convertible debentures	g)	(436)	436	-
Stock-based compensation	a) g)	(651)	651	-
Foreign Exchange	e) f)	430	219	649
Investment and other income		74		74
		(408)	1,131	723

Income before income taxes		3,346	5,074	8,420

Income tax expense:
Current income tax expense		359		359
Deferred income tax expense	e)	1,267	72	1,339
		1,626	72	1,698

Net income (loss) for the period		1,720	5,002	6,722

Other comprehensive income, net of tax
Unrealized gain (loss) on marketable securities		(100)		(100)
Unrealized foreign exchange gain/ (loss) on investments		548		548
Unrealized gain/(loss) on other investments		95		95
Reclassification adjustment for loss (gain) included in net income		-		-
		543	-	543
Comprehensive income (loss) for the period		2,263	5,002	7,265

Basic earnings per share		$0.03	$0.08	$0.11

Weighted average number of shares outstanding		61,156,943	61,156,943	61,156,943

Endeavour Silver Corp.	Page - 23 -

ENDEAVOUR SILVER CORP.
Notes to the Condensed Consolidated Interim Financial Statements
Three Months ended March 31, 2011 and 2010
(Unaudited – Prepared by Management)
(expressed in thousands of US dollars, unless otherwise stated)

The December 31, 2010 Canadian GAAP consolidated statement of financial position has been reconciled to IFRS as follows:

		December 31,	Effect of	December 31,
	Ref	2010	Transition to IFRS	2010
		CAN GAAP		IFRS
ASSETS
Current assets
Cash and cash equivalents		$68,037		$68,037
Short term investments		20,009		20,009
Marketable securities		81		81
Notes receivable		3,551		3,551
Accounts receivable and prepaids		10,299		10,299
Inventories	e)	12,971	(88)	12,883
Due from related parties		218		218
Total current assets		115,166	(88)	115,078
Long term deposits		778		778
Mineral property, plant and equipment	b) e)	72,479	(1,238)	71,241
Total assets		$188,423	$(1,326)	$187,097

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities
Accounts payable and accrued liabilities		$9,464		$9,464
Current portion of promissory note		231		231
Income taxes payable		3,260		3,260
Total current liabilities		12,955		12,955

Promissory note		56		56
Provision for reclamation and rehabilitation	b)	2,242	282	2,524
Future income tax liability	e)	14,157	(834)	13,323
Warrant Derivative Liability	d)	-	29,348	29,348
Total liabilities		29,410	28,796	58,206

Shareholders' equity
Common shares, unlimited shares authorized, no par value, issued
and outstanding	d) f)	183,296	22,566	205,862
Contributed surplus	a) d)	13,635	(5,842)	7,793
Accumulated comprehensive income	c)	1,656	(212)	1,444
Opening deficit		(46,653)	(18,812)	(65,465)
Deficit		7,079	(27,822)	(20,743)
Total shareholders' equity		159,013	(30,122)	128,891
		$188,423	$(1,326)	$187,097

Endeavour Silver Corp.	Page - 24 -

ENDEAVOUR SILVER CORP.
Notes to the Condensed Consolidated Interim Financial Statements
Three Months ended March 31, 2011 and 2010
(Unaudited – Prepared by Management)
(expressed in thousands of US dollars, unless otherwise stated)

The Canadian GAAP consolidated statement of operations and comprehensive income for the year ended December 31, 2010 has been reconciled to IFRS as follows:

		December 31,	Effect of	December 31,
	Ref	2010	Transition to IFRS	2010
		CAN GAAP		IFRS

Revenue		$86,510		$86,510

Cost of sales:
Direct costs	g)	41,514	(1,212)	40,302
Royalties	g)	-	1,212	1,212
Stock-based compensation	g)	-	694	694
Amortization and depletion	b) e) g)	15,447	(534)	14,913
		56,961	160	57,121

Mine operating earnings		29,549	(160)	29,389

Expenses:
Exploration	g)	4,283	543	4,826
General and administrative	g)	5,485	3,513	8,998
		9,768	4,056	13,824

Income from operations		19,781	(4,216)	15,565

Mark-to-market gain (loss) on derivative liabilities	d) f)	-	(27,632)	(27,632)
Finance costs	f) g)	-	(1,714)	(1,714)

Other income (expense):
Mark-to-market gain on redemption call option	f)	703	(703)	-
Accretion of convertible debentures	g)	(1,088)	1,088	-
Stock-based compensation	a) g)	(4,679)	4,679	-
Foreign Exchange	e) f)	1,156	89	1,245
Gain (loss) on marketable securities		195		195
Investment and other income		478		478
		(3,235)	5,153	1,918

Income before income taxes		16,546	(28,409)	(11,863)

Income tax expense:
Current income tax expense		3,786		3,786
Deferred income tax expense	e)	5,681	(587)	5,094
		9,467	(587)	8,880

Net income (loss) for the period		7,079	(27,822)	(20,743)

Other comprehensive income, net of tax
Unrealized gain (loss) on marketable securities		22		22
Unrealized gain on notes receivable		953		953
Unrealized foreign exchange gain (loss) on available for sale securities		127		127
Reclassification adjustment for loss (gain) included in net income		(195)		(195)
		907	-	907
Comprehensive income (loss) for the period		7,986	(27,822)	(19,836)

Basic earnings per share based on net earnings		$0.11	$(0.43)	$(0.32)

Diluted earnings per share based on net earnings		$0.10	$(0.42)	$(0.32)

Basic weighted average number of shares outstanding		65,646,786	65,646,786	65,646,786

Diluted weighted average number of shares outstanding		69,122,226	69,122,226	69,122,226

Endeavour Silver Corp.	Page - 25 -

ENDEAVOUR SILVER CORP.
Notes to the Condensed Consolidated Interim Financial Statements
Three Months ended March 31, 2011 and 2010
(Unaudited – Prepared by Management)
(expressed in thousands of US dollars, unless otherwise stated)

Adjustments on transition to IFRS:
The following is a summary of the significant accounting differences considered as part of the IFRS transition project and, where appropriate, the quantification of the adjustments required as of the transition date and for the comparative period.

Functional currency and foreign exchange translation
Canadian GAAP requires an entity to determine whether a subsidiary is an integrated or self sustaining entity based on the functional currency of the parent company. This determination dictates the method of foreign exchange translation for the consolidated financial statements. Under IFRS an entity is required to assess its functional currency independently for each entity within a consolidated group. The Company has completed its assessment and has determined that there is no change to the functional currency of its entities.

Componentization of mineral property, plant and equipment
IFRS requires entities to componentize all long lived assets and record amortization on a component-by-component basis whereas under Canadian GAAP the concept of componentization may not be applied on as rigorous a basis as under IFRS therefore differences in practice may arise. The Company has completed its assessment on all long-lived assets in order to determine if a material difference exists between the application of componentization under Canadian GAAP and that to be applied under IFRS. The Company has determined that there is no material impact.

Asset impairment
Both Canadian GAAP and IFRS require an entity to undertake quantitative impairment testing where there is an indication of impairment. Further there is a requirement under IFRS for the Company to assess whether indicators of impairment exist at the date of transition to IFRS.

Unlike Canadian GAAP, IFRS requires impairment charges to be reversed if circumstances leading to the impairment no longer exist. The Company has no historic impairment charges which could be reversed as of the transition date.

As at the transition date, there were no indications of impairment under IFRS identified by management, therefore no formal quantitative impairment was undertaken.

Adjustments on transition to IFRS:

(a) Share-based payment transactions

On transition to IFRS the Company has elected to change its accounting policy for the treatment of amounts recorded in contributed surplus which relate to vested stock options which expire unexercised. Under IFRS amounts recorded for expired unexercised vested stock options will be transferred to deficit on the date of expiry. Previously the Company’s Canadian GAAP policy was to leave such amounts in contributed surplus.

Impact on Consolidated Statements of Financial Position

	December 31	March 31	January 1
	2010	2010	2010
Contributed surplus	$(5,724)	$(5,658)	$(5,577)
Adjustment to deficit	$5,724	$5,658	$5,577

A further difference is that IFRS 2 requires that forfeiture estimates are recognized in the period they are estimated and are revised for actual forfeitures in subsequent periods, whereas under the Company’s Canadian GAAP policy forfeitures of awards have been recognized as they occur. On application of the IFRS 1 exemption noted previously, this change in accounting was applied only to unvested awards as of the transition date.

Impact on Consolidated Statements of Financial Position

	December 31	March 31	January 1
	2010	2010	2010
Contributed surplus	$(118)	$(56)	$(52)
Adjustment to deficit	$118	$56	$52

Endeavour Silver Corp.	Page - 26 -

ENDEAVOUR SILVER CORP.
Notes to the Condensed Consolidated Interim Financial Statements
Three Months ended March 31, 2011 and 2010
(Unaudited – Prepared by Management)
(expressed in thousands of US dollars, unless otherwise stated)

Impact on Consolidated Statements of Operations and Comprehensive Income (Unaudited)

	December 31	March 31
	2010	2010
Stock-based compensation	$(66)	$(4)
Adjustment to comprehensive loss	$(66)	$(4)

(b) Provision for reclamation and rehabilitation

The primary differences between IFRS and Canadian GAAP for reclamation and rehabilitation provisions include the basis of estimation for undiscounted cash flows, the discount rate, frequency of liability re-measurement and the recognition of a liability when a constructive obligation exists. Canadian GAAP requires a liability to be recognized when there is a legal obligation whereas IFRS expands the recognition principle by requiring that a liability be recorded if there is a legal or constructive obligation.

Canadian GAAP requires the estimate of undiscounted cash flows to be based on the amount that a third party would demand to assume the obligation, whereas IFRS focuses on management’s best estimate of the expenditures required to settle the obligation. Under Canadian GAAP the discount rate used to determine the present value of the liability is the credit-adjusted risk free rate for the entity whereas IFRS requires the use of a discount rate that reflects the risks specific to the liability. Under Canadian GAAP the Company’s provision for reclamation and rehabilitation is remeasured when there is a change in the amount or timing of cash flows required to settle the obligation whereas IFRS requires the re-measurement at each reporting date.

On consideration of the differences noted in the above paragraph, an adjustment is required to reflect the impact of applying a discount rate specific to the liability. The adjustment to the provision for the change in discount rate was recorded against mineral property, plant and equipment in accordance with the IFRS 1 exemption described above.

Impact on Consolidated Statements of Financial Positon

	December 31	March 31	January 1
	2010	2010	2010
Property, plant and equipment	$275	$251	$278
Provision for reclamation and rehabilitation	282	253	278
Adjustment to deficit	$(7)	$(2)	$-

Impact on Consolidated Statements of Comprehensive Income

	December 31	March 31
	2010	2010
Depreciation and depletion	$7	$2
Adjustment to comprehensive loss	$7	$2

(c) Cumulative translation differences

At the date of transition under Canadian GAAP there was a cumulative translation adjustment relating to the Company’s change in functional currency in 2007. The Company has chosen to apply the related IFRS 1 election and has eliminated the cumulative translation difference.

Impact on Consolidated Statements of Financial Position

	December 31	March 31	January 1
	2010	2010	2010
Accumulated comprehensive income	$(212)	$(212)	$(212)
Adjustment to deficit	$212	$212	$212

Endeavour Silver Corp.	Page - 27 -

ENDEAVOUR SILVER CORP.
Notes to the Condensed Consolidated Interim Financial Statements
Three Months ended March 31, 2011 and 2010
(Unaudited – Prepared by Management)
(expressed in thousands of US dollars, unless otherwise stated)

(d) Warrant Derivative Liability

Under IFRS, the warrants issued by the Company with an exercise price denominated in a currency other than its functional currency must be classified as liabilities (as they do not meet the definition of an equity instrument) and are recognized at fair value with changes in fair value being recognized as a profit or loss. There is no such requirement under Canadian GAAP as warrants issued by the Company meet the definition of an equity instrument. The Company’s outstanding warrants are denominated in Canadian dollars and the functional currency is the US dollar therefore the Company will recognize the warrants as a liability with changes to the fair value of the liability being recognized in net earnings.

The Company’s publicly traded warrants were valued based on the quoted market value of these warrants as of December 31, 2009 and 2010 and March 31, 2010 and are classified in Level 1 of the fair value hierarchy. The non-publicly traded warrants have been valued using Black-Scholes valuation model and are classified in Level 2 of the fair value hierarchy.

Impact on Consolidated Statements of Financial Position

	December 31	March 31	January 1
	2010	2010	2010
Warrant derivative liability	$29,348	$7,513	$7,823
Common shares	(1,594)	(4,234)	(3,719)
Adjustment to deficit	$27,754	$3,279	$4,104

Impact on Consolidated Statements of Comprehensive Income

	December 31	March 31
	2010	2010
Mark to market gain (loss) on derivative liability	$(23,650)	$825
Adjustment to comprehensive loss	$(23,650)	$825

(e) Income Tax

There are a number of differences between Canadian GAAP and IFRS related to income taxes with the two that are most significant to the Company being the calculation of temporary differences on non-monetary items and the initial recognition exemption (the “IRE”) on an asset acquisition.

Initial recognition exemption
Under Canadian GAAP deferred tax liabilities (“DTL”) arising from temporary differences at the date an asset is acquired are recognized using a circular calculation with the other side recognized against the asset. Under IFRS, in the circumstances described above, deferred tax is prohibited from being recognized. Under Canadian GAAP deferred tax was recognized using the above methodology for the Minera Santa Cruz y Garibaldi S.A. de C.V. and Metalurgica Guanacevi S.A. de C.V. asset acquisitions.

Calculation of temporary difference on non-monetary items
Under Canadian GAAP, deferred tax balances are calculated in the currency in which the taxes are paid and then converted to the accounting presentation currency at the current exchange rate whereas IFRS requires that deferred taxes be determined in an entity’s functional accounting currency by comparing the historic non monetary accounting basis to the tax basis converted at the current exchange rate. Adjustments arise from this different treatment when an entity’s functional currency differs from that in which the entity calculates and pays tax. The Company’s adjustments for this difference primarily relate to the Mexican subsidiaries which have significant mineral property, plant and equipment balances recorded.

Endeavour Silver Corp.	Page - 28 -

ENDEAVOUR SILVER CORP.
Notes to the Condensed Consolidated Interim Financial Statements
Three Months ended March 31, 2011 and 2010
(Unaudited – Prepared by Management)
(expressed in thousands of US dollars, unless otherwise stated)

Impact on Consolidated Statements of Financial Position

	December 31	March 31	January 1
	2010	2010	2010
Inventory	$(88)	$(42)	$(68)
Property, plant and equipment	(1,513)	(1,770)	(1,855)
Future income tax liability	834	(168)	(158)
Adjustment to deficit	$(767)	$(1,644)	$(1,765)

Impact on Consolidated Statements of Operations and Comprehensive Income

	December 31	March 31
	2010	2010
Depreciation and depletion	$(322)	$(111)
Foreign exchange gain (loss)	89	82
Deferred income tax expense	(587)	72
Adjustment to comprehensive loss	$(998)	$(121)

(f) Convertible Debentures

Under Canadian GAAP, the asset, liability and equity components of the Company’s convertible debentures are separately determined and classified on the consolidated statements of financial position. The asset portion represents the value of the Company’s redemption option. The liability component represents the amortized cost of the host debt contract, while the equity component reflects the residual value at inception after determination of the fair value of the host debt contract and redemption option at inception. Transaction costs were allocated proportionately to the host debt and equity components at the inception date.

Under IFRS, due to the conversion option’s exercise price being denominated in a currency other than the Company’s functional currency, the holders’ conversion feature is also considered an embedded derivative. As such all components of the convertible debentures are presented on the consolidated statements of financial position as financial liabilities. Under IFRS the conversion and redemption features were separated from the host contract and accounted for as a net derivative instrument.

Impact on Consolidated Statements of Financial Position

	December 31	March 31	January 1
	2010	2010	2010
Redemption option on convertible debentutre	$-	$(2,660)	$(2,693)
Liability portion of convertible debentures	-	(4,044)	(4,483)
Convervitble debenture derivative liability	-	15,586	21,926
Common shares	24,160	2,672	959
Equity portion of convertible debenture	-	(1,997)	(2,164)
Adjustment to deficit	$24,160	$14,877	$18,931

Impact on Consolidated Statements of Comprehensive Income
	December 31	March 31
	2010	2010
Mark to market gain (loss) on derivative liability	$(3,982)	$4,782
Mark to market gain on redemption call option	(703)	(175)
Foreign exchange gain (loss)	-	137
Finance Costs	544	690
Adjustment to comprehensive loss	$(5,229)	$4,054

Endeavour Silver Corp.	Page - 29 -

ENDEAVOUR SILVER CORP.
Notes to the Condensed Consolidated Interim Financial Statements
Three Months ended March 31, 2011 and 2010
(Unaudited – Prepared by Management)
(expressed in thousands of US dollars, unless otherwise stated)

(g) Presentation Adjustments

Stock-based compensation
In the Company’s statement of operations prepared in accordance with Canadian GAAP the stock-based compensation was disclosed as a separate line item whereas under IFRS the Company has allocated this amount based on the underlying function which results in a reallocation of the costs.

Impact on Consolidated Statements of Comprehensive Income

	December 31	March 31
	2010	2010
Stock-based compensation	$(4,613)	$(647)
Production cost	694	55
Exploration cost	436	57
General and administrative	3,483	535
Adjustment to comprehensive loss	$-	$-

Finance Costs
In the Company’s statement of operations prepared in accordance with Canadian GAAP the accretion of convertible debentures, interest expense and accretion on asset retirement obligations were presented as; accretion of convertible debentures, and within general and administration and depletion & depreciation, respectively. Under IFRS the Company has presented these amounts within Finance costs.

Impact on Consolidated Statements of Comprehensive Income

	December 31	March 31
	2010	2010
Accretion of convertible debenture	$(1,088)	$(436)
General and administrative	$(39)	$(12)
Depletion and depreciation	$(43)	$(11)
Finance costs	1,170	459
Adjustment to comprehensive loss	$-	$-

Corporate and exploration depreciation
In the Company’s statement of comprehensive income prepared in accordance with Canadian GAAP the depreciation on corporate and exploration assets was included with depreciation and depletion whereas under IFRS the Company has allocated these amount based on the underlying function which results in a reallocation of the costs to general and administrative and exploration.

Impact on Consolidated Statements of Comprehensive Income

	December 31	March 31,
	2010	2010
Depreciation and depletion	$(176)	$(42)
General and administrative	69	14
Exploration	107	28
Adjustment to comprehensive loss	$-	$-

Endeavour Silver Corp.	Page - 30 -

ENDEAVOUR SILVER CORP.
Notes to the Condensed Consolidated Interim Financial Statements
Three Months ended March 31, 2011 and 2010
(Unaudited – Prepared by Management)
(expressed in thousands of US dollars, unless otherwise stated)

HEAD OFFICE		Suite #301, 700 West Pender Street
Vancouver, BC, Canada V6C 1G8
	Telephone:	(604) 685-9775
1-877- 685-9775
	Facsimile:	(604) 685-9744
	Website:	www.edrsilver.com

DIRECTORS		Bradford Cooke
Godfrey Walton
Leonard Harris
Mario Szotlender
Geoff Handley
Rex McLennan
Ricardo Campoy

OFFICERS		Bradford Cooke ~ Chairman and Chief Executive Officer
Godfrey Walton ~ President and Chief Operating Officer
Dan Dickson ~ Chief Financial Officer
Barry Devlin ~ Vice-President, Exploration
Hugh Clarke ~ Vice-President, Corporate Communications
Dave Howe ~ Vice-President, Country Manager/VP of
Operations

REGISTRAR AND		Computershare Trust Company of Canada
TRANSFER AGENT		3rd Floor - 510 Burrard Street
Vancouver, BC, V6C 3B9

AUDITORS		KPMG LLP
777 Dunsmuir Street
Vancouver, BC, V7Y 1K3

SOLICITORS		Koffman Kalef LLP
19th Floor – 885 West Georgia Street
Vancouver, BC, V6C 3H4

SHARES LISTED		Toronto Stock Exchange
Trading Symbol - EDR

American Stock Exchange
Trading Symbol – EXK

Frankfurt Stock Exchange
Trading Symbol - EJD

Endeavour Silver Corp.	Page - 31 -